EXHIBIT 20.7

FOR IMMEDIATE RELEASE


                    AES PRICES $325 MILLION PRIVATE PLACEMENT

ARLINGTON, VA, July 14, 1997 -- The AES Corporation (NYSE: AES) announced today that it had priced its private offering of Senior Subordinated Notes due 2007 and increased the size of the offering to $325 million. The interest rate on the Notes was set at 8.375% with an original issue price of 99.53%. The offering is expected to close on July 17, 1997 and the proceeds will be used to refinance certain short-term acquisition indebtedness and to redeem AES' outstanding 9 3/4% Senior Subordinated Notes due 2000. The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.